UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50591

ANNUAL REPORTS
FORM X-17A-5
PART III

PUBLIC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MMA Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1166 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kim Blackmore	201-284-4908	kim.blackmore@mmc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kim Blackmore _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MMA Securities LLC _____, as of 2/18 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sandra Davenport
Notary Public, State of New York
No.01DA6139698
Qualified in Nassau County
Certified in New York County
Commission Expires February 20, 2026

Signature _____

Title: Director, Financial & Operations Principal

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MMA SECURITIES LLC
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-50591

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report is filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of MMA Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MMA Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 18, 2025

We have served as the Company's auditor since 2015.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 16,096,862
Receivable from affiliates	65,812,651
Fees and commissions receivable (net of allowance for doubtful accounts of $15,343)	13,736,728
Prepaid expenses	730,702
TOTAL ASSETS	$ 96,376,943

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 6,731,306
Accounts payable and accrued expenses	1,045,184
Total liabilities	7,776,490
MEMBER'S EQUITY:	88,600,453
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 96,376,943

See notes to financial statement

1. NATURE OF BUSINESS

MMA Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh Insurance & Investments LLC ("MIIL"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a licensed insurance agency in most states in the United States.

The Company provides the following services:

- Retirement and executive benefits consulting services to qualified and non-qualified benefits plans;
- Sale of mutual funds and variable products to individual and institutional customers.

The Company does not hold customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Company has performed its evaluation of subsequent events through the issuance date of the financial statement. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the financial statement.

Use of Estimates - The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities - Substantially all of the Company's financial assets are carried at fair value or contracted amounts which approximate fair value. The Company's financial liabilities, such as payables, are recorded at amounts approximating fair value.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Allowance for Credit Losses on Accounts Receivable - The Company's policy for providing an allowance for credit losses ("CECL") on its accounts receivable is based on management's best estimate of amounts that will be uncollectible primarily based on the Company's historical experience of collections in its various businesses or other events that may affect the net realizable value of the receivables.

An analysis of the allowance for credit losses for the year ended December 31, 2024 is provided below:

	in 000's
Balance at January 1, 2024	$ 11
Provisions (recoveries) charges to operations	69
Accounts written-off, net of recoveries	(65)
Balance at December 31, 2024	$ 15

Income Tax - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statement.

3. SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer and registered investment advisor to support the Company's retirement services. The Company has identified its President as the chief operating decision maker ("CODM"), who reviews net income against current and past performance monthly when making decisions about allocating resources impacting the Company, inclusive of decisions regarding new hires, expansion into new products, and entering material contracts such as investments in technology.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

4. CONTRACT BALANCES FROM CONTRACTS WITH CUSTOMERS

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The changes in the receivables during the year are related to services invoiced, payment of invoices and adjustments for impairment of the receivable. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

The Company had receivables related to revenue from customers of $4,933,361 at December 31, 2024 and $4,481,324 at January 1, 2024 in relation to investment advisory services billed not collected. The Company had a contract liability of $201,875 at December 31, 2024 and $25,525 at January 1, 2024 in relation to investment advisory fees billed but the performance obligation has not been satisfied.

5. RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company's receivable from affiliates balance of $65,812,651 is primarily comprised of an interest bearing account. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2024, the Company's payables to affiliates balance of $6,731,306 primarily represent liabilities for services purchased as well as accounts payable invoices and commissions payable to registered representatives paid by Marsh McLennan Agency LLC, an affiliate, on behalf of the Company. Payables to affiliates are settled on a monthly basis.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer. Management accrues for such amounts when deemed probable and estimable in accordance with FASB ASC 450, Contingencies. The Company has no commitments or contingencies as of December 31, 2024.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, of $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $8,320,372 which was $7,801,939 in excess of its required net capital requirement of $518,433. The Company's aggregate indebtedness at December 31, 2024 was $7,776,490. The Company's ratio of aggregate indebtedness to net capital was .93 to 1.

* * * * * *